News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

For immediate release
25 January 2008

CLEARANCE BY US DEPARTMENT OF JUSTICE OF SALE OF HARCOURT ASSESSMENT BUSINESS TO PEARSON PLC

Reed Elsevier announced today that the sale of its Harcourt Assessment Business to Pearson plc, announced on 4 May 2007, has received clearance from the US Department of Justice. Completion of this transaction is expected to take place shortly and represents the final element of Reed Elsevier’s sale of its Harcourt Education division.

The sale of the Harcourt Education International businesses to Pearson completed earlier in 2007 and that of the Harcourt US Schools Education businesses to Houghton Mifflin Riverdeep Group completed in December 2007.

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